SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                ____________

                                SCHEDULE 13G
                               (Rule 13d-102)

          INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.  3)*



                              CATALYTICA, INC.
                              (Name of Issuer)


                      Common Stock  $0.001 par value
                      (Title of Class of Securities)


                                 148885106
                               (CUSIP Number)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No.  148885106            13G                         Page 2 of 4 Pages

1.  NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

        The Lubrizol Corporation          34-0367600

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  / /
                                                         (b)  / /
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
        Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.    SOLE VOTING POWER         1,625,672

    6.    SHARED VOTING POWER       Not Applicable

    7.    SOLE DISPOSITIVE POWER    1,625,672

    8.    SHARED DISPOSITIVE POWER  Not Applicable

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,625,672

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  / /

        Not Applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        8.4%

12.  TYPE OF REPORTING PERSON
        CO

                                                             Page 3 of 4 Pages


Item 1(a):        Catalytica, Inc.

Item 1(b):        430 Ferguson Drive
                  Mountain View, CA  94043

Item 2(a):        The Lubrizol Corporation

Item 2(b):        29400 Lakeland Boulevard
                  Wickliffe, Ohio  44092

Item 2(c):        The Lubrizol Corporation is an Ohio corporation

Item 2(d):        Common Stock

Item 2(e):        148885106

Item 3:           Not Applicable

Item 4(a):        1,625,672

Item 4(b):        8.4%

Item 4(c)(i):     1,625,672

Item 4(c)(ii):    Not Applicable

Item 4(c)(iii):   1,625,672

Item 4(c)(iv):    Not Applicable

                                                             Page 4 of 4 Pages



Item 5:           Not Applicable

Item 6:           Not Applicable

Item 7:           Not Applicable

Item 8:           Not Applicable

Item 9:           Not Applicable

Item 10:          Not Applicable


Signature

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

2/5/97
Date:


THE LUBRIZOL CORPORATION


By:  /s/  R. A. Andreas
     Signature

     R. A. Andreas
     Vice President and
        Chief Financial Officer
     Name/Title